UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 333-274650

MicroCloud Hologram Inc.

(Registrant’s Name)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

This Amendment No. 1 to the Company’s current report on Form 6-K supplements the original current report on Form 6-K furnished to the SEC on January 24, 2024.

On January 27, 2024, the parties to each of the Convertible Note Purchase Agreement and Unsecured Convertible Promissory Note entered into an Amendment Agreement with the Company to shorten the Maturity Date (defined in the Note) of each Note to 360 days.

As a condition for the Company agreeing to shorten the Maturity Date of each Note, each Investor agreed to become subject to a monthly conversion cap in the event the Investors elect to convert any portion of the Outstanding Balance under the Notes to the ordinary shares of the Company.

The foregoing description of the Amendment Agreements are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Amendment Agreement, a form of which is attached hereto as Exhibits 99.1. The prospectus supplement relating to the offering subject to the CNPA, Notes, and Amendment Agreements is filed on the SEC’s web site at http://www.sec.gov.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statement on Form F-3 as amended (File No. 333-274650), filed with the Commission on October 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
Name:	Guohui Kang
Title:	Chief Executive Officer

Date: January 29, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Note Amendment Agreement

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